===========================================================================
                     SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               Form 11-K

        (Mark One)

        [X]        ANNUAL REPORT PURSUANT TO SECTION 15(d)
                   OF THE SECURITIES EXCHANGE ACT of 1934

                   For the fiscal year ended December 31, 2002

                                      or

        [ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d)
                   OF THE SECURITIES EXCHANGE ACT F 1934
                   For the transition period from         to

                         Commission File No.  33-42696

                      COASTAL ARUBA REFINING COMPANY N.V.
                              THRIFT PLAN
                         (Full title of the plan)

                         El Paso Corporation
                          El Paso Building
                        1001 Louisiana Street
                         Houston, Texas 77002
       (Name of issuer of the securities held pursuant to the plan and address of its prinipal executive office)

===========================================================================

     COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN
                      ____________

      FINANCIAL STATEMENTS AND FINANCIAL SCHEDULES
         WITH REPORT OF INDEPENDENT ACCOUNTANTS

                          INDEX


                                                         Page

Report of Independent Accountants -
PricewaterhouseCoopers LLP...............................  2

Independent Auditors' Report - Deloitte & Touche LLP.....  3

Financial Statements:
  Statements of Net Assets Available for Plan Benefits
     as of December 31, 2002 and 2001....................  4

  Statements of Changes in Net Assets Available for Plan
     Benefits for the years ended December 31, 2002,
     2001 and 2000.......................................  5

  Notes to Financial Statements..........................  6

Financial Schedules:

  Schedule I - Schedule of Assets Held for Investment
      Purposes as of December 31, 2002...................  12

  Schedule II - Allocation of Plan Assets and
      Liabilities to Investment
      Programs as of December 31, 2002 and 2001..........  13

  Schedule III - Allocation of Plan Income and Changes in
     Plan Equity to Investment Programs for the years
     ended December 31, 2002, 2001 and 2000..............  14

Exhibits:

  Consent of Independent Accountants -
     PricewaterhouseCoopers LLP..........................  16

  Independent Auditors' Consent - Deloitte & Touche LLP..  17

                Report of Independent Accountants

To the Administrator of
Coastal Aruba Refining Company N.V. Thrift Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Coastal Aruba Refining Company N.V. Thrift Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the two years in the period ended
December  31,  2002   in  conformity  with accounting  principles
generally accepted in the United States of America. In addition, in our opinion,the financial schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and schedules are the responsibility of the Plan's
management;  our responsibility  is  to  express an   opinion  on
these financial statements and schedules based on our audits. We conducted our audits of these statements and schedules in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the
financial  statements  and  schedules   are   free   of  material
misstatement.   An audit  includes  examining, on a  test  basis,
evidence supporting the amounts and disclosures in the  financial
statements  and schedules,  assessing the accounting   principles
used   and  significant   estimates   made  by  management,   and
evaluating  the  overall   financial   statement   and   schedule
presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
March 25, 2003

                        INDEPENDENT AUDITORS' REPORT

To The Administrator of
Coastal Aruba Refining Company N.V. Thrift Plan

We have audited the statements of changes in net assets available for Plan benefits of Coastal Aruba Refining Company N.V. Thrift Plan (the "Plan") for the year ended December 31, 2000. Our audit also included the financial statement schedule on page 15. This financial statement and financial statement schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement and financial statement schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the changes in net assets available for Plan benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statement taken as a whole, presents fairly in all material respects the information set forth therein.

Deloitte & Touche
Houston, Texas
March 28, 2001

              COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN

             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                        December 31,
                                                   -----------------------
                                                      2002        2001
 ASSETS                                            ---------- ------------

   Investments, at market
     Securities of El Paso Corporation Common Stock
     (cost: 2002- $4,448,457; 2001-$3,524,316)     $1,909,629 $ 7,732,923
     Short-term investments, at cost                  551,302     207,851
                                                   ----------- -----------
             Total Investments                      2,460,931   7,940,774

   Receivables
     Dividends                                         34,480      25,785
     Contributions
         Employer                                     107,837      94,528
         Employee                                     125,038     115,869
                                                   ----------- -----------
             Total Receivables                        267,355     236,182
                                                   ----------- -----------
        TOTAL ASSETS                                2,728,286   8,176,956

 LIABILITIES

   Payable to employer                                664,033      -
                                                   ----------- -----------
        TOTAL LIABILITIES                             664,033      -
                                                   ----------- -----------

 NET ASSETS AVAILABLE FOR PLAN BENEFITS            $2,064,253 $ 8,176,956
                                                   =========== ===========

The accompanying notes are an integral part of these financial statements.

              COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN

       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                    for the years ended December 31,
                                                    --------------------------------
                                                    2002         2001         2000
                                                  -----------  -----------  ----------
  Net (depreciation)/appreciation in fair value
    of investments                                $(6,979,763) $(4,680,455) $7,101,280
  Investment income
      Dividends, net of withholding tax               115,884      102,654      23,525
      Interest                                          7,568        9,446       9,573
                                                  ------------ ------------ -----------
  Net investment (loss)/income                     (6,856,311)  (4,568,355)  7,134,378

  Contributions
      Employer                                        653,786      595,848     514,301
      Participants                                    759,773      724,938     601,717
                                                  ------------ ------------ -----------
  Total contributions                               1,413,559    1,320,786   1,116,018
                                                  ------------ ------------ -----------
  Net (reduction)/addition                         (5,442,752)  (3,247,569)  8,250,396

   Less: Benefits paid to participants                669,951    1,029,373     480,921
                                                  ------------ ------------ -----------
  Net (decrease)/increase in net assets available
     for Plan benefits                             (6,112,703)  (4,276,942)  7,769,475
                                                  ------------ ------------ -----------
   Beginning of period                              8,176,956   12,453,898   4,684,423
                                                  ------------ ------------ -----------
   End of period                                   $2,064,253   $8,176,956 $12,453,898
                                                  ============ ============ ===========


The accompanying notes are an integral part of these financial statements.

       COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN
                        ____________

                NOTES TO FINANCIAL STATEMENTS
                         (Continued)


1. DESCRIPTION OF PLAN
   -------------------
   The following description of the Coastal Aruba Refining Company N.V. Thrift Plan (the "Plan") provides general information about the Plan's provisions in effect for the year ended December 31, 2002. Participants should refer to the Plan documents and summary plan description for a more complete description of the Plan's provisions.

   General
   -------
   On January 29, 2001, Coastal Aruba Refining Company N.V. (the "Company") became an indirect, wholly owned subsidiary of El Paso Corporation ("El Paso"), the Plan Sponsor, through the merger of a wholly owned El Paso subsidiary with The Coastal Corporation ("Coastal"). In the merger, each share of Coastal common stock and Class A common stock was converted on a tax-free basis into 1.23 shares of El Paso common stock. The shares of Coastal stock previously held in this Plan were exchanged for El Paso stock on the merger date.

   The Plan is an employee retirement savings plan, registered under the Securities Act of 1933, as amended, covering eligible employees of the Company. The Management Board of the Coastal Aruba Thrift Foundation (the "Foundation") administers the Plan.

   Contributions
   -------------
   Upon enrollment, a participant may elect to contribute to the Plan, by means of regular payroll deductions, from two percent to eight percent, in increments of one percent, of the participant's basic compensation. Basic compensation means fixed salaries or wages per hour, excluding
   compensation   for  bonuses,  overtime,   commissions   and
   incentive compensation.

   The Company makes matching contributions at an amount equal to the employee's contributions up to a maximum of two percent of the employee's basic compensation during the first and second year of active participation in the Plan. Thereafter, the matching contributions are increased to not more than four percent during the third and fourth years of active participation, six percent during the fifth and sixth years of active participation and eight percent after six years of active participation in the Plan.

   Participant Accounts
   --------------------
   Each participant's account is credited with the participant's contributions, the Company's matching contribution, and the participant's share of net earnings or losses of his or her respective investment funds elected under the Plan. Net investment gains and losses in a particular investment fund are allocated in proportion to the respective participant's account balances in that fund.

       COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN
                        ____________

                NOTES TO FINANCIAL STATEMENTS
                         (Continued)


1. DESCRIPTION OF PLAN (Continued)
   -------------------
   Vesting
   -------
   A participant's interest in the balance credited to his or her account is fully vested at all times.

   Investment Options
   ------------------
   The Plan maintains three investment funds in which current employer and employee contributions are invested:

       1) Stock Fund - invested in common stock of El Paso Corporation (NYSE:EP). Prior to the merger date, these funds were invested in common stock of The Coastal Corporation (NYSE: CGP). As with investments in any single stock, this fund may be more volatile (that is, subject to larger swings in value, both up and down) than a fund that is diversified among the stocks of many companies. Participants who invest in the Stock Fund may instruct the trustee regarding the voting of the common stock allocated to the participant's account. Cash dividends thereon are reinvested in El Paso common stock. Prior to November 1, 2001, employer-matched contributions were invested in the Stock Fund only. Effective November 1, 2001, the Plan was amended to allow participants to direct their employer-matched contributions among all investment options.
   JPMorgan Chase is the custodian of the Stock Fund. Contributions attributable to the Stock Fund are temporarily held in an interest-bearing account at JPMorgan Chase pending investment in the Stock Fund. The fair value is based on quoted market prices.

        During 2002, as particpants requested withdrawals from the stock fund, the Company funded these withdrawals from general assets. Therefore, at December 31, 2002, the Plan has reflected its liability of $664,000 to the Company.

      2) Interest Income Fund - a fund invested in interest-bearing investments such as bonds, notes, debentures, savings accounts, savings certificates, commercial paper, deposit accounts maintained by one or more legal reserve life insurance companies that provide for the payment of fixed or variable rates of interest for specified periods of time, and other similar types of investments. A portion of the Interest Income Fund may be retained in cash or invested temporarily in commercial paper, certificates of deposit or savings accounts.

       3) Diversified Fund - a fund invested in capital stocks of issuers (other than El Paso common stock), notes, bonds, debentures, and other similar types of investments. A portion of the Diversified Fund may be retained in cash or invested temporarily in commercial paper, certificates of deposit or savings accounts.

   The contributions attributable to the Interest Income Fund and the Diversified Fund are temporarily held in a foreign currency, Aruban Florin, in interest-bearing accounts at the Caribbean Mercantile Bank N.V., which are translated into U.S. dollars using the conversion rate at December 31, 2002 and 2001. See Schedule I - Schedule of Assets Held for Investment Purposes. Contributions will remain in the interest-bearing accounts pending a determination by the investment manager that sufficient funds have accumulated to warrant one of the investments described above for each fund. The fair value of the Interest Income Fund and the Diversified Fund approximates cost.

       COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN
                        ____________

                NOTES TO FINANCIAL STATEMENTS
                         (Continued)


1. DESCRIPTION OF PLAN (Continued)
   -------------------
   The following numbers of participants were invested in the various funds at December 31:

                                          Number of
             Fund                        Participants
             ----                       -------------
                                        2002     2001
                                        ----     ----
    Stock Fund                          443      430
    Interest Income Fund                 44       34
    Diversified Fund                     38       29


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   -------------------------------------------
   Accounting Basis
   ----------------
   The financial statements of the Plan are prepared on the accrual basis of accounting.

   Use of Estimates
   ----------------
   The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

   Marketable Securities
   ---------------------
   Securities valuations are based on the last recorded sales price at December 31, 2002 and 2001, as reported by the principal securities exchange on which the security is traded, or the average of the bid and the ask price if sold over the counter. Realized gains and losses reported herein on the sale or withdrawal of securities are based on the difference between market values of the securities sold and/or issued at the effective dates and the market value at the beginning of the year and cost of securities purchased during the year.

   Taxes
   -----
   The Plan is not a qualified plan for purposes of the laws of the United States pursuant to Section 401(a) of the Internal Revenue Code of 1986, as amended, nor is it subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

   The Plan was reviewed in 1991 by the Centrale Bank van Aruba, which concluded that the Plan was not subject to the prudential supervision of the Centrale Bank because it is designed in accordance with United States customs and does not conform to the requirements for a savings plan in Aruba. No subsequent reviews have been conducted to assert otherwise.

       COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN
                        ____________

                NOTES TO FINANCIAL STATEMENTS
                         (Continued)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)
   ------------------------------------------
   Under present United States tax laws, the purchase and sale of El Paso common stock by the Foundation is not subject to income or withholding tax. However, dividends paid on the common stock are subject to a 30 percent withholding tax, paid by the participants.

   Expenses
   --------
   Generally, reasonable expenses of administering the Plan are paid by the Company, although it is not obligated to do so. All taxes that may be levied or assessed under future laws upon the assets or the income of the Plan will be paid by the Plan.

   Change In Recordkeeper
   ----------------------
   Prior to the merger with El Paso, administrative recordkeeping of the Plan was performed in-house by Coastal. Effective July 1, 2001, El Paso out-sourced the administrative recordkeeping function of the Plan to Hewitt Associates.


3. NET UNREALIZED (DEPRECIATION)/APPRECIATION OF INVESTMENTS
   ---------------------------------------------------------

   During  2002, 2001 and 2000, the fair value of investments
   (including investments bought and sold, as well as held during the year) (depreciated)/appreciated as follows:

                                            Unrealized
                                          (depreciation)/      Realized
                                Total       appreciation     appreciation
                                -----     ---------------  ---------------


Balance at January 1, 2000    $4,685,662
  Appreciation during 2000     7,850,387    $ 7,101,280       $ 749,107
                              -----------
Balance at December 31, 2000  12,536,049
  (Depreciation)/appreciation
    during 2001               (4,595,275)    (4,680,455)         85,180
                              -----------
Balance at December 31, 2001   7,940,774
  (Depreciation)/appreciation
    during 2002               (5,479,843)    (6,876,031)      1,396,188
                              -----------
Balance at December 31, 2002   2,460,931
                              ===========

4. PLAN TERMINATION AND AMENDMENTS
   -------------------------------
   Although the Company has not expressed any intent to do so, it reserves the right to discontinue contributions at any time and to terminate the Plan. Upon termination, Plan assets would be distributed to the participants, as directed by the Management Board of the Foundation upon the Company's recommendation, on the basis of their account balances existing at the date of termination, as adjusted for investment gains and losses.

   The Management Board of the Foundation, upon the Company's recommendation, may amend the Plan at any time.

       COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN
                        ____________

                NOTES TO FINANCIAL STATEMENTS
                         (Continued)


5. FINAL DISTRIBUTIONS AND BENEFITS PAID
   --------------------------------------
   Final distributions and participant withdrawals that have been processed and approved but not paid by the Plan are not considered Plan obligations until paid under generally accepted accounting principles, and therefore, are not presented as liabilities or benefits paid in the accompanying financial statements. Final distributions and participant withdrawals that were processed and approved, but not paid, amounted to $7,430 and $32,889 as of December 31, 2002 and 2001, respectively.

6. RISKS AND UNCERTAINTIES
   -----------------------
   The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statement of net assets available for plan benefits due to the securities of El Paso common stock representing 70% of total assets at December 31, 2002.

   Since November 2002, El Paso has undergone a series of downgrades of its credit ratings. El Paso's senior unsecured debt is rated a "B" by Standard and Poor's Rating Services as of February 7, 2003 and "Caa1" by Moody's Investor Service as of February 11, 2003. We do no believe these downgrades will impact El Paso's ability to perform its obligations as Plan Sponsor.

                        FINANCIAL SCHEDULES

               COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN
        SCHEDULE I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             as of December 31, 2002

                                                    Number of
                                                     shares
                                                    (units) or
                                           Current  principal
Identity of issuer, borrower, or            Value   amount of
similar party, and                           per    bonds and               Current
description of investment                   unit      notes       Cost       value
---------------------------------------    ------   ---------  ----------  ----------
STOCK FUND
  El Paso Corporation common stock           $6.96   274,372   $4,448,457  $1,909,629
  Short-term securities
    JPMorgan Chase Securities of Texas
       Money Market Fund                     $1.00   263,581      263,581     263,581
                                                                ---------   ---------
          Total investments - Stock Fund                        4,712,038   2,173,210
                                                                ---------   ---------
INTEREST INCOME FUND
  Short-term securities
    Caribbean Mercantile Bank N.V.           $1.00   163,120      163,120     163,120
                                                                ---------    --------
      Total deposits - Interest Income Fund                       163,120     163,120
                                                                ---------    --------
DIVERSIFIED FUND
  Short-term securities
    Caribbean Mercantile Bank N.V.           $1.00   124,601      124,601     124,601
                                                               ----------   ---------
       Total deposits - Diversified Fund                          124,601     124,601
                                                               ----------   ---------
      Total Assets Held For Investment Purposes                 4,999,759   2,460,931
                                                               ==========   =========


                COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN
                 SCHEDULE II - ALLOCATION OF PLAN ASSETS
                  AND LIABILITIES TO INVESTMENT PROGRAMS



                                                as of December 31, 2002
                                       ----------------------------------------------
                                                    El Paso     Interest
                                        Total       Common       Income   Diversified
                                         Plan     Stock Fund      Fund       Fund
                                       ---------- ----------- ----------  ----------
 Investments, at market
    Securities of El Paso Common Stock
          (Cost $4,448,457)            $1,909,629  $1,909,629  $    -     $    -
    Other                                 551,302     263,581    163,120     124,601
                                       ----------   ---------   --------   ---------
                                        2,460,931   2,173,210    163,120     124,601

 Receivables
    Dividends                              34,480      34,480       -          -
    Contributions
         Employer                         107,837     100,935      4,149       2,753
         Employee                         125,038     117,159      4,433       3,446
                                       ----------   ---------   --------    --------
                                          267,355     252,574      8,582       6,199

 Liabilities
    Payable to employer                   664,033     664,033       -          -
                                       ----------   ---------   --------    --------
                                          664,033     664,033       -          -
                                       ----------   ---------   --------    --------
    Net assets available for
        plan benefits                  $2,064,253  $1,761,751  $ 171,702  $  130,800
                                       ==========   =========   ========    ========


                                                as of December 31, 2001
                                       ----------------------------------------------
                                                    El Paso     Interest
                                        Total       Common       Income   Diversified
                                         Plan     Stock Fund      Fund       Fund
                                       ---------- ----------- ----------  ----------

 Investments, at market
    Securities of El Paso Common Stock
          (Cost $3,524,316)            $7,732,923  $7,732,923  $    -     $    -
    Other                                 207,851         152    116,375      91,324
                                       ---------- ----------- ----------- ----------
                                        7,940,774   7,733,075    116,375      91,324

 Receivables
    Dividends                              25,785      25,785       -          -
    Contributions
         Employer                          94,528      89,151      3,164       2,213
         Employee                         115,869      98,240     10,349       7,280
                                      ----------- ----------- ----------- ----------
                                          236,182     213,176     13,513       9,493
                                      ----------- ----------- ----------  ----------
    Net assets availiable for
     plan benefits                     $8,176,956  $7,946,251  $ 129,888  $  100,817
                                      =========== =========== ==========  ==========


                    COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN
                     SCHEDULE III - ALLOCATION OF PLAN INCOME AND
                    CHANGES IN PLAN EQUITY TO INVESTMENT PROGRAMS

                                           for the year ended December 31, 2002
                                    -------------------------------------------------
                                                    El Paso    Interest
                                        Total       Common      Income    Diversified
                                        Plan      Stock Fund     Fund       Fund
                                     ----------  ----------- ---------  -------------
 Investments income
       Dividends                     $  115,884  $  115,884  $    -     $    -
       Interest                           7,568       1,745      3,320       2,503
                                     ----------  ----------  ---------  -------------
            Total investment income     123,452     117,629      3,320       2,503

 Net (depreciation) in fair value
       of investments
       El Paso common stock           (6,979,763) (6,979,763)     -          -

 Contributions
       Employer                         653,786     621,984     19,090      12,712
       Employee                         759,773     715,672     21,293      22,808
                                     ----------  ----------  ---------   ------------
            Total contributions       1,413,559   1,337,656     40,383      35,520

    Less: Benefits paid to participant  669,951     660,022      1,889       8,040

 Net (decrease)/increase in net assets
    available for plan benefits      (6,112,703) (6,184,500)    41,814      29,983
                                     ----------  -----------  ---------  ------------

       Beginning of period            8,176,956   7,946,251    129,888     100,817
                                     ----------  -----------  ---------  ------------
       End of period                 $2,064,253  $1,761,751  $ 171,702  $  130,800
                                     ==========  ===========  =========  ============



                                           for the year ended December 31, 2001
                                    -------------------------------------------------
                                                    El Paso    Interest
                                        Total       Common      Income    Diversified
                                        Plan      Stock Fund     Fund       Fund
                                     ----------  ----------- ---------  -------------

 Investments income
       Dividends                     $  102,654  $  102,654  $    -     $    -
       Interest                           9,446       1,518      7,276         652
                                    -----------  ----------- ---------- -------------
            Total investment income     112,100     104,172      7,276         652

 Net (depreciation) in fair value
    of investments
    El Paso/Coastal common stock     (4,680,455) (4,680,455)     -          -

 Contributions
       Employer                         595,848     595,848       -          -
       Employee                         724,938     683,558     23,509      17,871
                                    -----------  ----------- ----------  ------------
            Total contributions       1,320,786   1,279,406     23,509      17,871

    Less: Benefits paid to
       participant                    1,029,373     996,540     18,172      14,661

 Net (decrease)/increase in net assets
     available for plan benefits     (4,276,942) (4,293,417)    12,613       3,862
                                   ------------- ----------- ---------- ------------
       Beginning of period           12,453,898  12,239,668    117,275      96,955
                                   ------------- ----------- ---------- ------------
       End of period                 $8,176,956  $7,946,251  $ 129,888  $  100,817
                                   ============= =========== ========== ============


                   COASTAL ARUBA REFINING COMPANY N.V. THRIFT PLAN
                  SCHEDULE III - ALLOCATION OF PLAN INCOME AND
                 CHANGES IN PLAN EQUITY TO INVESTMENT PROGRAMS
                                 (continued)

                                           for the year ended December 31, 2000
                                    -------------------------------------------------
                                                    El Paso    Interest
                                        Total       Common      Income    Diversified
                                        Plan      Stock Fund     Fund       Fund
                                     ----------  ----------- ---------  -------------
 Investments income
       Dividends                     $   23,525  $   23,525  $    -     $    -
       Interest                           9,573         427      5,007       4,139
                                     ----------  ----------- ---------  -----------
            Total investment income      33,098      23,952      5,007       4,139

 Net appreciation in fair value of
       investments
       Coastal common stock           7,101,280   7,101,280       -          -

 Contributions
       Employer                         514,301     514,301       -          -
       Employee                         601,717     565,114     21,581      15,022
                                     ----------   ----------  ---------  ----------
            Total contributions       1,116,018   1,079,415     21,581      15,022

    Less: Benefits paid to participant  480,921     472,292      7,556       1,073

 Net increase in assets available
    for plan benefits                 7,769,475   7,732,355     19,032      18,088
                                     ----------   ---------   --------    ---------
       Beginning of period            4,684,423   4,507,313     98,243      78,867
                                     ----------  ----------  ---------   ----------
       End of period                $12,453,898 $12,239,668  $ 117,275   $  96,955
                                     ==========  ==========  =========   ==========


                          SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Board of the Coastal Aruba Thrift Foundation, as Administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                           MANAGEMENT BOARD OF THE COASTAL
                           ARUBA THRIFT FOUNDATION, AS
                           ADMINISTRATOR OF COASTAL ARUBA
                           REFINING COMPANY N.V.

                           By: /s/ Gary J. Konnie
                               __________________________
                                    Gary J. Konnie
                              Member of Management Board